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                                [CERTICOM LOGO]

                                                                    NEWS RELEASE
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        CRITICALDEVICES.com LICENSES CERTICOM'S ENCRYPTION TECHNOLOGY TO
    SECURE THE FIRST INTERNET-BASED ASSET SERVICES MANAGEMENT(TM) OFFERING

HAYWARD, CALIF., APRIL 20, 2000 -- Certicom, a leading provider of m-commerce security, and CriticalDevices.com, an innovative leader in service automation technology, today announced a license agreement whereby CriticalDevices.com will integrate Certicom's elliptic curve cryptography (ECC) technology into its innovative flagship product, Asset Services Management(TM) (ASM). Certicom's technology will ensure that sensitive communications used to support the tracking, management and monitoring of customers' valuable corporate assets remain secure.

"Incorporating Certicom's ECC technology into CriticalDevices.com's ASM offering further strengthens our position to offer the most high-performance, cost effective, Internet-based systems management capabilities while ensuring top-level security for our customers," said Roy Hogsed, president and chief executive officer of CriticalDevices.com, based in Dallas. "Certicom's security enables a level of trust in our products sought by IT managers for organizations who wish to leverage the popularity of mobile devices as quickly as employees are integrating them into their lives."

CriticalDevices.com provides Asset Services Management(TM) (ASM) a suite of technologies that help companies monitor, track and secure their computing assets. ASM incorporates software agents in processor-based devices such as servers, personal digital assistants (PDAs), laptop computers, desktops cell phones, printers and more. This allows ASM to monitor the health and operating status of every device and receive electronic alerts that can then be routed to the appropriate service provider and company IT administrator.

CriticalDevice.com's relationship with Certicom is effective immediately, providing the tight security and high processing speed required for mission-critical, real-time and secure communications of their high bandwidth traffic requirements.

"With the proliferation of on-line communications from the enterprise to mobile devices, security remains a key issue for the users," said Richard Depew, Certicom executive vice president of field operations. "Certicom's technology continues to be adopted by innovative companies that utilize the Internet as a medium for providing solutions to the challenges facing today's evolving enterprise."

About Elliptic Curve Cryptography

Developed for a broad range of computing platforms and maximum interoperability, Certicom's Elliptic Curve Cryptography (ECC) technology enables strong, high performance security for many pieces of the computing infrastructure, including the new generation of small form-factor products such as handheld computers, pagers, cell phones

                                     -more-


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and smart cards. Certicom's patented implementation of ECC technology can provide a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, resulting in generally faster processing speed, reduced bandwidth usage and decreased battery requirements. These advantages make Certicom's ECC-based security technology particularly well suited to mobile devices that incorporate less powerful processors, such as handheld computing devices, Internet-enabled phones and two way pagers.

About Critical Devices.com

CriticalDevices.com delivers Internet-based asset inventory tracking and monitoring services to system integrators, value-added resellers and IT consultants. With Asset Services Management (ASM), the company offers high performance, cost effective, 24-hour monitoring and management of enterprise-wide assets, including personal digital assistants (PDAs), notebooks, laptop and desktop computers, servers, routers and virtually any networked device. CriticalDevices.com was founded in March 1999 and recently began offering its private-label services nationally. For more information, contact Roy Miller at
(214) 521-8596 or at rmiller@mbapr.com, or visit www.criticaldevices.com.
Sales inquiries may be sent to sales@criticaldevices.com.

About Certicom

Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies, such as Palm, Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a wide range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

                                     # # #

Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

For further information, please contact:

Lorraine Kauffman              Roy Miller
Public Relations               Michael A. Burns & Associates/CriticalDevices.com


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Certicom Corp.                 (214) 521-8596
(510) 780-5417                 rmiller@mbapr.com
lkauffman@certicom.com

Jessica Johannes Lutchansky
Communications for Certicom
(408) 938-9050 x 15
jessica@lcomm.com